Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-172978) and related Prospectus of Holly Corporation for the registration of approximately 52 million shares of its common stock and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements of Holly Corporation, and the effectiveness of internal control over financial reporting of Holly Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

Dallas, Texas
May 10, 2011